EXHIBIT 3.1

ARTICLES OF AMENDMENT

COMMERCE DEVELOPMENT CORPORATION, LTD.

(a Maryland corporation)

Commerce Development Corporation, Ltd., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland, that:

1.  Article FIFTH of the Charter of the Corporation is hereby amended and restated to read in its entirety as follows:

“FIFTH:

(a)  Authorized Shares. The total authorized capital stock of the Corporation is Three Hundred Million (300,000,000) shares with a par value of $0.001 per share, and having an aggregate par value of Three Hundred Thousand Dollars ($300,000). All of such shares of capital stock are initially classified as “Common Stock.” The rights, privileges, voting powers, restrictions and terms and conditions of the capital stock are as set forth in Article FIFTEENTH hereof and as may be amended from time to time by the Board of Directors of the Corporation. The Corporation, by its Board of Directors, may establish other classes or series of capital stock, including without limitation, preferred stock, all as provided in Article FIFTEENTH hereof. Each share of issued capital stock of this Corporation shall bear such transfer restrictions as may be set forth in the Bylaws of this Corporation on in any agreement entered into by the Corporation and its stockholders.

(b)  Reverse Stock Split. Effective as of 5:00 p.m., Eastern time (“Effective Time”), every two thousand one hundred eighty four (2,184) shares of Common Stock, par value $0.001 per share, of the Corporation issued and outstanding on the record date of March 21, 2006 (“Prior Common Stock”), shall automatically and without any action on the part of the respective holders thereof, be reclassified, changed and combined into one (1) share of Common Stock, par value $0.001 per share (“New Common Stock”), of the Corporation (the “Reverse Split”).

The Corporation shall not issue fractional shares on account of the Reverse Split. Any fractional share resulting from such change will be rounded upward to the next higher whole share of New Common Stock. Each holder of Prior Common Stock shall be entitled to receive upon surrender of such holder’s certificate(s) representing Prior Common Stock (whether one or more, “Prior Certificates”) for cancellation pursuant to procedures adopted by the Corporation, a certificate(s) representing the number of whole shares of New Common Stock (whether one or more, “New Certificates”) into which and for which the shares of Prior Common Stock represented by such Prior Certificates so surrendered are reclassified under the terms hereof. Prior Certificates shall represent only the right to receive New Certificates. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation.”

2. The foregoing amendment has been advised by the board of directors of the Corporation.

3. The foregoing amendment has been approved by the stockholders of the Corporation in a special meeting of the stockholders.

4. These Articles of Amendment shall be effective at 5:00 p.m. Maryland local time, on April 7, 2006.

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IN WITNESS WHEREOF, these Articles of Amendment are hereby signed for and on behalf of the Corporation by its Chief Executive Officer, who does hereby acknowledge that said Articles of Amendment are the corporate act of said corporation, and who does hereby state under the penalties for perjury that the matters and facts stated therein are true in all material respects to the best of his knowledge, information, and belief, and attested to by the Assistant Secretary.

COMMERCE DEVELOPMENT CORPORATION, LTD., a Maryland corporation

	By:	/s/ Silas Phillips
Silas Phillips Chief Executive Officer

Attest:

	By:	/s/ Edgar D. Park
Edgar D. Park Assistant Secretary
Dated: April 7, 2006